Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Fourth Quarter and Full Year 2022 Financial Results

Hong Kong, March 15, 2023 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months and year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

●	Total revenues were US$19.6 million, representing an increase of 11.6% from US$17.6 million in the fourth quarter of 2021.

●	Gross profit was US$10.1 million, representing an increase of 85.0% from US$5.4 million in the fourth quarter of 2021.

●	Loss from operations was US$1.1 million, compared to a loss from operations of US$15.4 million in the fourth quarter of 2021.

●	Net loss was US$1.1 million, compared to a net loss of US$15.5 million in the fourth quarter of 2021.

●	Adjusted net income (non-GAAP) was US$1.3 million, compared to an adjusted net loss of US$5.8 million in the fourth quarter of 2021.

●	Adjusted EBITDA (non-GAAP) was US$1.6 million, compared to negative US$5.1 million in the fourth quarter of 2021.

Full Year 2022 Financial Highlights

●	Total revenues were US$71.4 million, representing a decrease of 3.2% from US$73.8 million in 2021.

●	Gross profit was US$32.5 million, representing an increase of 49.0% from US$21.8 million in 2021.

●	Loss from operations was US$19.2 million, compared to a loss from operations of US$45.9 million in 2021.

●	Net loss was US$19.9 million, compared to a net loss of US$46.0 million in 2021.

●	Adjusted net loss (non-GAAP) was US$3.9 million, compared to an adjusted net loss of US$25.2 million in 2021.

●	Adjusted EBITDA (non-GAAP) was negative US$2.3 million, compared to negative US$22.6 million in 2021.

Fourth Quarter and Full Year 2022 Operational Highlights

●	In the fourth quarter of 2022, total data consumed through the Company’s platform was 44,814 terabytes (4,955 terabytes procured by the Company and 39,859 terabytes procured by our business partners), representing an increase of 6.2% from 42,184 terabytes in the fourth quarter of 2021.

●	In the fourth quarter of 2022, average daily active terminals were 297,884 (2,299 owned by the Company and 295,585 owned by our business partners), representing an increase of 12.2% from 265,595 in the fourth quarter of 2021. During the fourth quarter of 2022, 62.1% of daily active terminals were from uCloudlink 2.0 local data connectivity services and 37.9% of daily active terminals were from uCloudlink 1.0 international data connectivity services.

●	During fiscal year 2022, total data consumed through the Company’s platform was 176,499 terabytes (20,747 terabytes procured by the Company and 155,752 terabytes procured by our business partners), representing an increase of 8.4% from 162,879 terabytes in 2021.

●	During fiscal year 2022, average daily active terminals were 290,507 (1,621 owned by the Company and 288,886 owned by our business partners), representing an increase of 20.5% from 241,046 in 2021. In 2022, 66.0% of daily active terminals were from uCloudlink 2.0 local data connectivity services and 34.0% of daily active terminals were from uCloudlink 1.0 international data connectivity services. Average daily data usage per terminal was 1.68 GB in December 2022.

●	As of December 31, 2022, the Company had served 2,329 business partners in 59 countries and regions. The Company had 175 patents with 130 approved and 45 pending approval, while the pool of SIM cards was from 337 MNOs globally as of December 31, 2022.

Executive Commentary

Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, noted, “In 2022, we were pleased to achieve positive operating cash flow of US$4.4 million, a milestone for our Company since the start of the COVID-19 pandemic. Our overall gross margin improved significantly in 2022 to 45.5%, which compared to 29.6% in 2021 and even surpassed pre-pandemic gross margin of 41.0% in 2019. For fiscal year 2022, we achieved significantly improved bottom-line results on relatively consistent revenues. As international travel recovered over the course of the second half of 2022, our 1.0 international data connectivity business also expanded, which drove an improved overall gross margin profile for the year. In 2022, we made progress toward becoming a leading 5G roaming solution provider and continued working to expand our diverse IoT partner network. We were pleased with the service and product contributions that we were able to provide for our partners’ products, including new application scenarios such as electric vehicles and IP Cameras. Japan and the North American markets continued to account for over 75% of our revenues, highlighting UCLOUDLINK’s global competency as a provider of high-quality data connectivity services.”

Mr. Chen continued, “We are enthusiastic about the opportunities we see before us in 2023. According to the latest UNWTO Barometer, the 2023 international tourist arrival number will recover to 80%-95% of pre-pandemic levels, and we expect to see continued positive momentum in our 1.0 business with the lifting of China’s Zero-COVID policy and faster-paced recovery in our other markets. With increased brand awareness and an established commercial reputation, we expect PaaS/SaaS platform services derived from 1.0 international and 2.0 local data connectivity business to seize a larger market share in existing markets. On the IoT side, the Company continues to serve its existing partners while exploring opportunities in new industries and new application scenarios in markets where we have a strong presence. Having overcome the various challenges presented by the COVID-19 pandemic, we have renewed confidence in our ability to serve our customers and partners with a best-in-class portfolio of services and products with our proprietary HyperConn and cloud SIM technologies, which elevates their connection experiences and fuels the long-term development of our mobile data traffic sharing marketplace.”

Yimeng Shi, Chief Financial Officer of UCLOUDLINK, stated, “We significantly narrowed our losses on a year-over-year basis attributable from improvement of gross margin and cost-cutting initiatives including streamlining our workforce. This enabled us to realize positive adjusted EBITDA of US$1.6 million in the fourth quarter of 2022, compared to negative adjusted EBITDA of US$5.1 million in the fourth quarter of 2021. We believe we are well positioned to grow our business while strengthening our financial position and creating increased value for our shareholders.”

Fourth Quarter 2022 Financial Results

Revenues

Total revenues were US$19.6 million, representing an increase of 11.6% from US$17.6 million in the same period of 2021.

●	Revenues from services were US$12.5 million, representing an increase of 30.3% from US$9.6 million in the same period of 2021. This increase was primarily attributable to the increase in revenues from data connectivity services.

●	Revenues from data connectivity services were US$9.6 million, representing an increase of 43.2% from US$6.7 million in the same period of 2021. The increase was primarily attributable to the increase in revenues from international data connectivity services which went from US$5.2 million in the fourth quarter of 2021 to US$7.7 million in the fourth quarter of 2022, and the increase in revenues from local data connectivity services, which went from US$1.5 million in the fourth quarter of 2021 to US$1.9 million in the fourth quarter of 2022. This increase in revenues from data connectivity services was mainly attributable to the gradual recovery of international travel and the continuous development of the local data connectivity services.

●	Revenues from PaaS and SaaS services were US$2.5 million, representing a decrease of 6.3% from US$2.7 million in the same period of 2021. This decrease was primarily due to the unfavorable foreign currency impact.

●	Revenues from sales of products were US$7.1 million, representing a decrease of 11.0% from US$7.95 million in the same period of 2021, primarily due to the decrease in sales of data related products and others.

●	Geographic Distribution

During the fourth quarter of 2022, Japan contributed 43.7%, Mainland China contributed 3.0%, and other countries and regions contributed the remaining 53.3% of the total revenues, compared to 37.4%, 3.1% and 59.5%, respectively, in the same period of 2021.

Cost of Revenues

Cost of revenues was US$9.5 million, representing a decrease of 21.3% from US$12.1 million in the same period of 2021. This decrease was mainly attributable to lower costs associated with the decrease in sales of products.

●	Cost of services was US$5.0 million, representing a decrease of 1.8% from US$5.2 million in the same period of 2021.

●	Cost of products sold was US$4.5 million, representing a decrease of 35.8% from US$6.9 million in the same period of 2021.

Gross Profit

Overall gross profit was US$10.1 million, compared to US$5.4 million in the same period of 2021. Overall gross margin was 51.3% in the fourth quarter of 2022, compared to 31.0% in the same period of 2021.

Our gross profit on services was US$7.5 million, compared to US$4.4 million in the same period of 2021. Our gross margin on services was 59.4% in the fourth quarter of 2022, compared to 46.1% in the same period of 2021.

Our gross profit on sales of products was US$2.6 million, compared to US$1.0 million in the same period of 2021. Our gross margin on sales of products was 37.0% in the fourth quarter of 2022, compared to 12.6% in the same period of 2021.

Operating Expenses

Total operating expenses were US$11.2 million, compared to US$12.1 million in the same period of 2021.

●	Research and development expenses were US$1.9 million, representing a decrease of 44.8% from US$3.4 million in the same period of 2021. This decrease was primarily due to a decrease of US$1.3 million in staff costs.

●	Sales and marketing expenses were US$2.9 million, representing a decrease of 13.4% from US$3.3 million in the same period of 2021. This decrease was primarily due to a decrease of US$0.2 million in staff costs, and a decrease of US$0.2 million in promotional fees.

●	General and administrative expenses were US$6.4 million, representing an increase of 18.4% from US$5.4 million in the same period of 2021. This increase was primarily due to an increase of US$1.0 million in provision of bad debt expense and an increase of US$1.0 million in staff costs, which was partially offset by a decrease of US$0.5 million in professional service fees and a decrease of US$0.4 million in share-based compensation expenses.

Loss from Operations

Loss from operations was US$1.1 million, compared to a loss from operations of US$15.4 million in the same period of 2021.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was US$1.6 million, compared to negative US$5.1 million in the same period of 2021.

Net Interest Expenses

Net interest expenses were US$0.06 million, compared to net interest expenses of US$0.04 million in the same period of 2021.

Net Loss

Net loss was US$1.1 million, compared to a net loss of US$15.5 million in the same period of 2021.

Adjusted Net Income/Loss (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, was US$1.3 million, compared to an adjusted net loss US$5.8 million in the same period of 2021.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.03 in the fourth quarter of 2022, compared to basic and diluted loss per ADS of US$0.54 in the same period of 2021.

Cash and Cash Equivalents, Restricted Cash and Short-Term Deposits

As of December 31, 2022, the Company had cash and cash equivalents, and short-term deposits of US$15.1 million, compared to US$12.5 million as of September 30, 2022. The increase was primarily attributable to the net inflow of US$5.2 million for operations and US$0.9 million proceeds from bank borrowing, which was partially offset by a repayment of US$2.7 million for bank borrowings and US$1.1 million redemption of convertible bonds in the fourth quarter of 2022.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.1 million, compared to US$0.2 million in the same period of 2021.

Full Year 2022 Financial Results

Revenues

Total revenues were US$71.4 million, representing a decrease of 3.2% from US$73.8 million in 2021.

●	Revenues from services were US$46.2 million, representing an increase of 22.3% from US$37.8 million in 2021. This increase was primarily attributable to the increase in revenues from data connectivity services.

●	Revenues from data connectivity services were US$35.5 million, representing an increase of 34.3% from US$26.4 million in 2021. This increase was primarily attributable to the increase in revenues from international data connectivity services from US$21.7 million in 2021 to US$28.1 million in 2022, as well as the increase in revenues from local data connectivity services from US$4.7 million in 2021 to US$7.4 million in 2022. This increase in revenues from data connectivity services was mainly attributable to the gradual recovery of international travel and the continuous development of the local data connectivity services.

●	Revenues from PaaS and SaaS services were US$9.8 million, representing a decrease of 8.8% from US$10.8 million in 2021. This decrease was primarily due to the unfavorable foreign currency impact.

●	Revenues from sales of products were US$25.2 million, representing a decrease of 30.0% from US$36.0 million in 2021, primarily due to the decrease in sales of certain terminals, data related products and others.

●	Geographic Distribution

During 2022, Japan contributed 39.3%, Mainland China contributed 2.6%, and other countries and regions contributed the remaining 58.1% of the total revenues, compared to 48.6%, 5.2% and 46.2%, respectively, in 2021. The increase in proportion of revenues from other countries and regions was mainly attributable to the revenue growth in North America and Europe.

Cost of Revenues

Cost of revenues was US$38.9 million, representing a decrease of 25.1% from US$52.0 million in 2021. This decrease was mainly attributable to lower costs associated with the decrease in sales of products.

●	Cost of services was US$20.3 million, representing a decrease of 5.6% from US$21.6 million in 2021.

●	Cost of products sold was US$18.6 million, representing a decrease of 38.9% from US$30.4 million in 2021.

Gross Profit

Overall gross profit was US$32.5 million, compared to US$21.8 million in 2021. Overall gross margin was 45.5% in 2022, compared to 29.6% in 2021.

Our gross profit on services was US$25.9 million, compared to US$16.2 million in 2021. Our gross margin on services was 56.0% in 2022, compared to 43.0% in 2021.

Our gross profit on sales of products was US$6.6 million, compared to US$5.6 million in 2021. Our gross margin on sales of products was 26.4% in 2022, compared to 15.5% in 2021.

Operating Expenses

Total operating expenses were US$37.4 million, compared to US$55.9 million in 2021.

●	Research and development expenses were US$8.4 million, representing a decrease of 38.5% from US$13.7 million in 2021. This decrease was primarily due to a decrease of US$3.9 million in staff costs related to cost control measures, and a decrease of US$0.7 million in professional service fees.

●	Sales and marketing expenses were US$10.3 million, representing a decrease of 24.3% from US$13.6 million in 2021. This decrease was primarily due to a decrease of US$2.1 million in staff costs related to cost control measures, and a decrease of US$1.1 million in promotional fees.

●	General and administrative expenses were US$18.7 million, representing a decrease of 34.4% from US$28.6 million in 2021. This decrease was primarily due to a decrease of US$5.9 million in share-based compensation expenses, a decrease of US$4.2 million in professional service fees, and a decrease of US$1.7 million in staff costs related to cost control measures, which was partially offset by an increase of US$2.0 million in provision of bad debt expense.

Loss from Operations

Loss from operations was US$19.2 million, compared to a loss from operations of US$45.9 million in 2021.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was negative US$2.3 million, compared to negative US$22.6 million in 2021.

Net Interest Expenses

Net interest expenses were US$0.4 million, compared to net interest expenses of US$0.2 million in 2021.

Net Loss

Net loss was US$19.9 million, compared to a net loss of US$46.0 million in 2021.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, was US$3.9 million, compared to an adjusted net loss US$25.2 million in 2021.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.64 in 2022, compared to basic and diluted loss per ADS of US$1.61 in 2021.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.4 million, compared to US$0.9 million in 2021.

Business Outlook

For the first quarter of 2023, UCLOUDLINK expects total revenues to be between US$17.5 million and US$18.5 million, representing an increase of 12.2% to 18.6% from the same period of 2022. For 2023, UCLOUDLINK expects total revenues to be between US$85.0 million and US$100.0 million, representing an increase of 19.0% to 40.1% from that of 2022.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, particularly in light of the potential impact of COVID-19. The global outbreak of COVID-19, which had a severe and negative impact on the global economy since the first quarter of 2020, presents continuous and various global risks with the full impact of the outbreak continuing to evolve. We will continue to carefully monitor COVID-19 related factors.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/loss and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/loss is defined as net loss excluding share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net loss excluding share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company believes that adjusted net income/loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Wednesday, March 15, 2023 (8:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free)	0-800-279-9489
UK (Local Toll)	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until March 22, 2023 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	3508161

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Jillian Zeng
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:

The Equity Group Inc.
Alice Zhang, Associate
Tel: +1-212-836-9610
E-mail: azhang@equityny.com

In China:

Lucy Ma, Associate
Tel: +86 10 5661 7012
E-mail: lma@equityny.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of December 31,
	2021	2022
ASSETS
Current assets
Cash and cash equivalents	7,868	14,921
Short-term deposit	196	197
Accounts receivable, net	14,923	5,961
Inventories	6,133	3,624
Prepayments and other current assets	6,225	4,255
Other investments	12,587	11,690
Amounts due from related parties	1,153	698
Total current assets	49,085	41,346
Non-current assets
Prepayments	1,310	688
Long-term investments	1,867	1,711
Other investments	12,058	-
Right-of-use assets, net	-	206
Property and equipment, net	1,796	1,181
Intangible assets, net	1,009	802
Total non-current assets	18,040	4,588
TOTAL ASSETS	67,125	45,934

LIABILITIES
Current liabilities
Short term borrowings	3,177	2,876
Accrued expenses and other liabilities	27,580	24,014
Accounts payable	12,986	6,832
Amounts due to related parties	1,453	1,481
Contract liabilities	1,575	1,052
Current lease liabilities	-	184
Total current liabilities	46,771	36,439
Non-current liabilities
Other non-current liabilities	262	204
Total non-current liabilities	262	204
TOTAL LIABILITIES	47,033	36,643

SHAREHOLDERS’ EQUITY
Class A ordinary shares	8	12
Class B ordinary shares	6	6
Additional paid-in capital	230,048	236,774
Accumulated other comprehensive (loss)/income	(446)	1,876
Accumulated losses	(209,524)	(229,377)
TOTAL SHAREHOLDERS’ EQUITY	20,092	9,291
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,125	45,934

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of US$, except for share and per share data)

	For the three months ended		For the year ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Revenues	17,569	19,611	73,824	71,461
Revenues from services	9,622	12,536	37,798	46,228
Sales of products	7,947	7,075	36,026	25,233
Cost of revenues	(12,129)	(9,549)	(51,990)	(38,927)
Cost of services	(5,186)	(5,090)	(21,556)	(20,346)
Cost of products sold	(6,943)	(4,459)	(30,434)	(18,581)
Gross profits	5,440	10,062	21,834	32,534
Research and development expenses	(3,359)	(1,853)	(13,697)	(8,430)
Sales and marketing expenses	(3,324)	(2,880)	(13,620)	(10,305)
General and administrative expenses	(5,444)	(6,443)	(28,551)	(18,726)
Other income/(loss), net	(8,694)	34	(11,876)	(14,265)
Loss from operations	(15,381)	(1,080)	(45,910)	(19,192)
Interest income	2	10	14	18
Interest expenses	(45)	(68)	(188)	(441)
Amortization of beneficial conversion feature	-	87	-	(149)
Loss before income tax	(15,424)	(1,051)	(46,084)	(19,764)
Income tax expense	(248)	(3)	(244)	(161)
Share of profit in equity method investment, net of tax	174	1	287	72
Net loss	(15,498)	(1,053)	(46,041)	(19,853)
Attributable to:
Equity holders of the Company	(15,498)	(1,053)	(46,041)	(19,853)

Loss per share for Class A and Class B ordinary shares
Basic	(0.05)	(0.00)	(0.16)	(0.06)
Diluted	(0.05)	(0.00)	(0.16)	(0.06)

Loss per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.54)	(0.03)	(1.61)	(0.64)
Diluted	(0.54)	(0.03)	(1.61)	(0.64)

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	287,048,380	318,209,088	285,979,036	312,485,140
Diluted	287,048,380	318,209,088	285,979,036	312,485,140

Net loss	(15,498)	(1,053)	(46,041)	(19,853)
Other comprehensive loss, net of tax
Foreign currency translation adjustment	(57)	(1,513)	(17)	2,322
Total comprehensive loss	(15,555)	(2,566)	(46,058)	(17,531)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the year ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Net cash generated from/(used in) operating activities	(3,169)	5,197	(21,738)	4,404
Net cash generated from/(used in) investing activities	(200)	86	(935)	(162)
Net cash generated from/(used in) financing activities	(3,113)	(3,064)	735	3,540
Increase/(decrease) in cash, cash equivalents and restricted cash	(6,482)	2,219	(21,938)	7,782
Cash, cash equivalents and restricted cash at beginning of the period/year	14,339	12,348	30,226	7,868
Effect of exchange rates on cash, cash equivalents and restricted cash	11	354	(420)	(729)
Cash, cash equivalents and restricted cash at end of the period/year	7,868	14,921	7,868	14,921

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the year ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Reconciliation of Net Loss to Adjusted Net Loss
Net loss	(15,498)	(1,053)	(46,041)	(19,853)
Add: share-based compensation	1,206	787	8,757	3,098
fair value loss in other investments	8,637	1,600	12,363	12,958
Less: share of profit in equity method investment, net of tax	(174)	(1)	(287)	(72)
Adjusted net income/(loss)	(5,829)	1,333	(25,208)	(3,869)

	For the three months ended		For the year ended
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	(15,498)	(1,053)	(46,041)	(19,853)
Add:
Interest expense	45	68	188	441
Income tax expenses	248	3	244	161
Depreciation and amortization	446	218	2,165	981
EBITDA	(14,759)	(764)	(43,444)	(18,270)
Add: share-based compensation	1,206	787	8,757	3,098
fair value loss in other investments	8,637	1,600	12,363	12,958
Less: share of profit in equity method investment, net of tax	(174)	(1)	(287)	(72)
Adjusted EBITDA	(5,090)	1,622	(22,611)	(2,286)